UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56514

AMERICAN MARKETPLACE CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

90 Madison Street, Suite 303

Denver, Colorado 80206

(303) 997-9010

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certifications or notice date: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, American Marketplace Capital Corporation has duly caused this certification/notice to be signed on its behalf by the undersigned, thereunto duly authorized.

American Marketplace Capital Corporation

By:	/s/ Anthony Bosch
Name:	Anthony Bosch
Title:	President and Treasurer

Date: May 15, 2023